October 19, 2012

James E. O’Connor, Esq.

Attorney/Advisor

United States Securities and Exchange Commission

Washington, DC 20549

Ms. Christina L. DiAngelo

Accountant

United States Securities and Exchange Commission

Washington, DC 20549

RE:                            Main Street Capital Corporation – Registration Statement on Form N-2 (File No. 333-183555) (the “Registration Statement”)

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us regarding the Registration Statement.  The Staff’s comments are set forth below and are followed by the Company’s responses.

Prospectus

Front Cover

1.               The disclosure, on the cover and pages 22 and 123, states that, on June 14, 2012, stockholders approved a proposal to allow Main Street to issue common stock at a price below net asset value per share for a period of one year. The disclosure, on the cover and page 123, also states: “Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock....” The dilution table on page 124, however, shows a maximum discount of 20%.  Accordingly, please disclose that Main Street will only make an offering at a discount greater than 20% after disclosing the terms of that offering in a post-effective amendment to the current registration statement that requires acceleration by the staff.

Response:  As disclosed on the cover of and elsewhere in the prospectus, the proposal approved by the Company’s stockholders in June 2012 did not specify a maximum discount below net asset value at which the Company is able to issue common stock.  However, the Company has revised the disclosure to add a column to the dilution tables in the section entitled “Sales of Common Stock Below Net Asset Value” to illustrate the dilution that would be experienced by a non-participating stockholder and a new investor in an offering of 25% of the Company’s common shares at a 100% discount, which is the maximum dilution permissible under the current stockholders’ authorization.

2.               Please also disclose that, once the cumulative dilution to NAV from multiple offerings under the current registration statement exceeds 15%, Main Street will no longer offer to sell shares under a prospectus supplement to this registration statement, until a post-effective amendment disclosing the cumulative discount has been declared effective by the staff.

Response:  The Company has added an undertaking in Item 34 of the Registration Statement in response to the Staff’s comment.

3.               Please provide by pre-effective amendment the most recent market price for Main Street’s stock.

Response: The Company has revised the disclosure accordingly.

4.               Please explain to us how Main Street accounts for the offering expenses and sales load in its fee table and financial statements.

Response: The Company advises the Staff that offering expenses are accounted for as a charge against additional paid-in capital (i.e., they are netted against the offering proceeds). Sales load is accounted for in the same manner. With respect to the “Fees and Expenses” table, offering expenses and sales load are each a separate line item in the table.

5.               Our LMM companies generally have annual revenues between $10 million and $150 million, and our LMM portfolio investments generally range in size from $5 million to $25 million.  Please add a similar statement for Middle Market Companies (with annual revenue range and size range).

Response:  The Company has revised the disclosure accordingly.

6.               Please include the phrase “and Middle Market” following “LMM” in the bolded statement: “The LMM securities in which we invest would be rated below investment grade if they were rated by rating agencies.”

Response: The Company has revised the disclosure accordingly.

Prospectus Summary

1.               The “Overview” subsection, on page 2, states that “our Middle Market portfolio companies had weighted average annual revenues of $519 million as of June 30, 2012.” Please also disclose their weighted average asset size.

Response: The Company advises the Staff that asset size is not a material consideration for the Company in evaluating Middle Market portfolio investments and likewise the Company does not believe that asset size provides a reader of the Company’s financial statements or other disclosures any meaningful information.  A significant portion of the assets of these companies may include intangible assets such as goodwill.  Therefore, the Company believes that disclosing this information can be misleading and is not relevant to shareholders.  As a result, the Company has not historically provided this disclosure and has not complied with this comment.

2.               The “Overview” subsection, also on page 2, states: “We believe that our LMM investment strategy has a lower correlation to the broader debt and equity markets.” What is the basis of this belief?  Are historical correlations consistent with this belief?

Response: The Company’s belief is based on its more than 10 years of investing in LMM investments, as well as its analysis of historical data over a longer time period relating to the LMM and the broader debt and equity markets.

3.               The “Overview” subsection, on page 4, states that “during May of 2012, the Investment Manager executed an investment sub-advisory agreement with HMS Adviser, LP, which is the investment manager to HMS Income Fund, Inc., a newly-formed BDC whose registration statement on Form N-2 was declared effective by the SEC on June 4, 2012, to provide certain investment advisory services to HMS Adviser, LP.”  In fact, Main Street, which is registered under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”), is currently serving as the sub-adviser to HMS Adviser, LP, but this arrangement will result in Main Street receiving income that will trigger a tax penalty.  If, however, the Investment Manager is the sub-adviser, that arrangement will not result in a tax penalty.  To facilitate that arrangement, Main Street has requested no-action relief from the staff of the Division of Investment Management that it will not recommend enforcement action against the Investment Manager under Section 203 of the Advisers Act, or against Main Street under Section 12(d)(3) of the Investment Company Act of 1940 (“1940 Act”), if the Investment Manager is not separately registered as an investment adviser under the Advisers Act, in light of the registration of Main Street as an investment adviser.  Unless no-action relief is granted before the effective date of the registration statement, the current sub-advisory arrangement with Main Street should be disclosed and it should also be disclosed that any sub-advisory contract with the Investment Manager may require relief from Section 203 of the Advisers Act and will require relief from Section 12(d)(3) of the 1940 Act.

Response:  The Company has revised the disclosure accordingly.

4.               We note that the disclosure about the structure and operations of Main Street and its subsidiaries is clearer and more comprehensible in the no-action request and in an application for exemptive relief from Section 57(a) of the 1940 Act also filed by Main Street on July 7, 2012, than the corresponding disclosure in the prospectus.  Please revise the “Organization” and “Overview” subsections, on pages 1-4 of the prospectus, to clarify the structure and operations of the Main Street structure.  In addition, given its complexity, it would be helpful to include a chart that depicts the entire Main Street structure, including the relationship among Main Street, the Investment Manager, MSC I, MSC II, MSC II GP, and the Taxable Subsidiaries.  This chart should indicate the percentage of each of the entities owned by MSCC.

Response:  The Company has revised the disclosure to include a chart depicting the Company’s organizational structure. The Company advises the Staff that it prefers to retain the detailed historical disclosure regarding the Company’s formation until such time as the year of formation (2007) is no longer a required column of the “Selected Financial Data” table. This will occur for all periods subsequent to December 31, 2012, at which time the Company will remove certain historical disclosure in the discussion of the Company’s structure and operations.

5.               In the future, please inform us in your cover letter about all applications for exemptive relief and requests for no-action relief whose granting would affect the disclosure in the registration statement.

Response:  The Company confirms that it will comply with this comment in the future.

Fees and Expenses, page 11

1.               Please disclose, where appropriate, all amounts paid or payable to the Investment Manager by Main Street and the “Funds” for the 2011 fiscal year and the six-month period ended June 30, 2012.  Such amounts should not be netted against unrealized appreciation recorded by Main Street in the value of the Investment Manager.  In addition, the amounts received or receivable by the Investment Manager from the “Funds” should not be netted against the amortization of the intangible asset on the books of the Investment Manager represented by the value of the advisory agreement with the “Funds.”

Response:  The Company has revised the disclosure to add a cross-reference to a more detailed discussion of the financial and other arrangements between MSCC and the Investment Manager, including a description of all amounts paid or payable to the Investment Manager by Main Street and the “Funds” for the 2011 fiscal year and the six-month period ended June 30, 2012.  The Company confirms that operating costs used in the “Fees and Expenses” table are not netted against unrealized appreciation recorded by the Company in the value of the Investment Manager. The Company also confirms that any unrealized appreciation or depreciation associated with changes in the value of the Investment Manager is reflected in “Net change in unrealized appreciation (depreciation)” in the consolidated statement of operations. Also, the amounts received or receivable by the Investment Manager from the Funds are not netted against the amortization of the intangible assets on the books of the Investment Manager represented by the value of the advisory arrangements with the Funds. The management fee income recorded by the Investment Manager is eliminated by the equal expense on the books of the Funds as both the fee income and the expense are included in the same line item of the consolidated statement of operations, “Expenses reimbursed to affiliated Investment Manager.”

2.               The disclosure, on page 16, states that Main Street “may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as senior securities.”  If Main Street intends to issue debt securities or issue preferred shares within a year from the effective date of the registration statement, please include the estimated expenses and costs of this leveraging, as well as all other leveraging, in the fee table.

Response: The Company respectfully refers the Staff to the “Fees and Expenses” table where the Company has included the expense associated with its projected use of leverage.

3.               Footnote 5 is inadequate in light of the unusual and complex relationship between Main Street and the Investment Manager, which, we note, is not a consolidated subsidiary. This relationship is expressed in the following disclosure from the Main Street’s no-action letter request:

“[Main Street] entered into a support services agreement with the [Investment Manager] which employs all of the investment personnel and other employees of [Main Street].  The support services agreement requires the [Investment Manager] to manage the day-to-day operational and investment activities of [Main Street] and its wholly owned subsidiaries, including SBIC Fund I.  The [Investment Manager] generally incurs all normal operating and administrative expenses, except those specifically required to be borne by [Main Street], which principally include costs that are specific to [Main Street]’s status as a publicly traded BDC. The expenses paid by the [Investment Manager] include the cost of salaries and related benefits, rent, equipment and other administrative costs required for the day-to-day operations of [Main Street] and its wholly owned subsidiaries including SBIC Fund I.  The [Investment Manager] generally incurs all normal operating and administrative expenses, except those specifically required to be borne by [Main Street], which principally include costs that are specific to [Main Street]’s status as a publicly traded BDC.  The expenses paid by the [Investment

Manager] include the cost of salaries and related benefits, rent, equipment and other administrative costs required for the day-to-day operations of [Main Street] and its wholly owned subsidiaries....  Pursuant to the terms of the Support Services Agreement, the [Investment Manager] is reimbursed for its expenses associated with providing operational and investment management services to [Main Street] and its wholly owned subsidiaries.”

Accordingly, please add the following disclosure to footnote 5:

Operating expenses include the expenses of the Investment Manager as if it were consolidated with MSCC for accounting purposes, including expenses incurred by the Investment Manager in managing MSC II pursuant to an investment advisory services agreement between the Investment Manager and MSC II and other third party consulting arrangements.  Based on this investment advisory services agreement, MSC II paid the Investment Manager approximately $                           million in 2011 for these services.  In accordance with the terms of the support services agreement between MSCC and the Investment Manager, MSCC is required to reimburse the Investment Manager for expenses incurred by the Investment Manager in providing investment management and other services to MSCC, less amounts the Investment Manager receives from MSC II and other third parties.  Consequently, MSCC is incurring the expenses of the Investment Manager net of fees received for third party investment advisory and consulting services.  Our percentage of operating expenses to net assets attributable to common stock including only the expenses incurred by MSCC net of the investment advisory and consulting service fees received by the Investment Manager from MSC II and other third parties would be         %.

Response:  The Company has revised the computation for the line item entitled “Operating expenses” in the “Fees and Expenses” table to include the expenses of the Investment Manager therein as if the Investment Manager were consolidated with MSCC for accounting purposes.  In addition, the Company has added disclosure to footnote 5 of the “Fees and Expenses” table to clarify that, notwithstanding such fact, the Investment Manager is accounted for as a portfolio investment of MSCC and is not consolidated with MSCC for accounting purposes.  Finally, the Company has added a cross-reference to a more detailed discussion of the financial and other arrangements between MSCC and the Investment Manager, including the support services agreement.

4.              Please explain the assumptions and calculations resulting in the estimate of 6.91% for “Total Annual Expenses.”  This amount appears low based on previous fiscal year actual expenses.

Response:  The Company advises the Staff that the estimated expenses reported in the “Fees and Expenses” table are generally based on historical expenses that are then adjusted upwards for what the Company projects it will incur over the next twelve months. Specifically, “interest payments on borrowed funds” are based on current debt levels and are then adjusted for projected increases in debt levels over the next twelve months. To the extent that projected expenses for the next twelve months are lower than the most recent historical expense figures, the Company utilizes the historical expenses figures for purposes of the “Fees and Expenses” table.  The Company completed a follow-on equity offering in June 2012 whereby it raised approximately $93 million, and the proceeds were used initially to pay down outstanding borrowings under the Company’s credit facility prior to the use of such proceeds in new investment activities, both of which resulted in an increase in the Company’s net asset value.

5.               What portfolio investments were included in the calculation of “Acquired Fund Fees and Expenses” line item? Were “Cash and Cash Equivalents” invested in money market mutual funds?  We note an investment in Business Development Corporation of America. Does this investment or any other portfolio investment have acquired fund fees and expenses that should be included in the calculation?

Response:  The Company advises the Staff that the portfolio investments included in the calculation of “Acquired Fund Fees and Expenses” line item are Congruent Credit Opportunities Fund II, LP, EnCap Energy Capital Fund VIII, L.P., EnCap Energy Capital Fund VIII Co-Investors, L.P. and EnCap Flatrock Midstream Fund II, L.P.  The Company also included in the calculation of “Acquired Fund Fees and Expenses” line item an estimate for other immaterial investments the Company may make from time to time on a temporary basis as part of its idle funds and excess cash management practices.  The Company currently has no investments in any money market mutual funds or any other mutual funds.  The investment in Business Development Corporation of America was a debt investment that the Company exited in the third quarter of 2012. As a debt investment, this portfolio investment did not have any acquired fund fees and expenses to include in the calculation.

The Company does not have any other portfolio investment that has acquired fund fees and expenses that should be included in the calculation.  However, to the extent the Company makes any such investments in the future, they will be included when calculating the “Acquired Fund Fees and Expenses” in the “Fee and Expenses” table.

There are significant potential conflicts of interest which could impact our investment returns, page 15

1.               Disclose, as stated in the exemptive application, that the HMS Income Fund has the identical investment objectives and strategies as Main Street.  Also disclose in greater detail the heightened conflicts this presents.

Response:  The Company has revised the disclosure accordingly.

2.               Will the Investment Manager receive performance fee compensation from HMS Income Fund?  If so, disclose that the existence of such fees may provide the Investment Manager with an incentive to allocate opportunities to HMS Income Fund instead of Main Street.

Response:  The Company has revised the disclosure to provide additional details regarding the Investment Manager’s fee arrangement with HMS Adviser and HMS Income Fund.  The Company advises the Staff that the Investment Manager has waived all such fees to date, and in the future, any fees collected by the Investment Manager (a wholly owned subsidiary of the Company) will accrue to the benefit of the Company’s shareholders in a similar manner as income on the Company’s portfolio investments. As a result, the Company does not believe that the existence of such fees provides the Investment Manager with an incentive to allocate opportunities to HMS Income Fund instead of the Company in a manner that is detrimental to the Company’s shareholders.

3.               The disclosure states: “We have implemented an allocation policy to ensure the equitable distribution of such investment opportunities.”  Discuss these allocation policies with greater specificity, as you do in the exemptive application.

Response:  The Company has revised the disclosure accordingly.

Because we borrow money, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us, page 17

Please disclose in the text and the accompanying table of this section, and wherever else in the registration statement is appropriate, the anticipated leveraging within a year from the effective date of the registration statement, including any leveraging resulting from preferred shares, debt securities, and “other types of borrowing arrangements.”

Response:  The Company has revised the disclosure accordingly.

Because we intend to distribute substantially all of our income to our stockholders to maintain our status as a RIC...page 21

1.               Please provide a representation that Main Street will disclose estimates of the tax characteristics of its monthly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end.  Estimates of the tax characterizations of Main Street’s distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

Response:  The Company makes a final determination of the tax characteristics of its distributions after the end of each year.  The Company then includes disclosure regarding the tax characteristics of its distributions for completed tax years in its SEC reports and registration statements.  In this regard, see the section entitled “Price Range of Securities and Distributions” in the Registration Statement and in the notes to its financial statements included therein.

Like many registered investment companies and business development companies, the Company does not believe it is appropriate to provide estimates of the tax characteristics of its distributions prior to the final determination relating thereto.  Moreover, at the time of such final determination, the Company will determine whether a written notice required by Section 19(a) of the 1940 Act is required to be sent by it to its stockholders relating to such distributions.

Given the potential for significant variations between any estimated tax characteristics of distributions and the actual final determinations relating thereto, the Company does not believe that it is appropriate to provide the requested disclosure.

2.               Please inform us whether Main Street intends to report a distribution yield.  If Main Street intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield.  In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and Main Street should also disclose that the distribution yield does not represent its performance.

Response:  The Company advises the Staff that it has no current intention to disclose its distribution yield.

We may be unable to invest a significant portion of the net proceeds from an offering or from exiting an investment or other capital on acceptable terms, which could harm our financial condition and operating results, page 29

Please explain to us how long it will take Main Street to invest substantially all of the proceeds of the offering.  If the Main Street expects a lengthy delay, please disclose the reasons for, and the consequences of, such a delay.

Response:  The Company advises the Staff that given the nature of the Registration Statement (i.e., a shelf registration that permits the delayed offering of the Company’s securities from time to time for a period of up to three years), the Company is not currently able to respond to the Staff’s requests. The Company confirms that, in any prospectus supplement issued in connection with a “takedown” from the Registration Statement, it will disclose the reasons for, and consequences of, any expected lengthy delay in investing substantially all of the proceeds of the “takedown.”

The market price of our common stock may be volatile and fluctuate significantly, page 29

One bullet in this section mentions Main Street’s “inability to obtain any exemptive relief that may be required by us in the future from the SEC.”  If Main Street intends to file any applications for exemptive relief, please inform us about them.

Response:  The Company advises the Staff that it currently has two pending exemptive applications filed with the Staff. The Company filed (i) an exemptive application (No. No. 812-14016) on March 22, 2012, as amended on July 27, 2012, related to co-investments with HMS Income Fund, Inc. and (ii) an exemptive application (No. 812-14057) on July 16, 2012 related to the Company’s equity plans. All of these exemptive applications are publicly available on the SEC’s EDGAR website.  The Company currently has no intention of seeking any other exemptive relief from the SEC.

Overview, page 41

The disclosure states: “Our other portfolio (“Other Portfolio”) investments primarily consist of investments which are not consistent with the typical profiles for LMM and Middle Market portfolio investments, including investments which may be managed by third parties.”  Please provide disclosure about the risks of investing in other funds (for example, additional layers of fees).

Response: The Company has revised the disclosure accordingly.

Portfolio Investment Valuation, page 44

1.               Please provide us with complete financial statements for the Investment Manager.  The financial statements of the Investment Manager should be for the same periods as Main Street’s and be prepared in accordance with GAAP (including all necessary notes to the financial statements).  If audited financial statements are not available, unaudited financial statements may be provided.

Response:  As previously discussed with, and agreed upon by, the Staff, the Company includes separate stand-alone summarized financial statements of the Investment Manager in its SEC filings, including the Registration Statement. See Note D to the consolidated financial statements in the Registration Statement.  Also, please note that such financial statements are for the same periods as the financial statements of the Company that are included in the Registration Statement.

2.               Please explain to us the methods and assumptions used to value the Investment Manager as a portfolio investment of Main Street.  Does the valuation of the Investment Manager exclude revenues and expenses from all related parties (including Main Street) and does it include gross receipts from any unaffiliated entities?

Response:  The valuation of the Investment Manager is primarily based on the management, consulting and advisory fees received by the Investment Manager for providing such services to third parties (the “External Services”). Specifically, the valuation of the Investment Manager is based on the total estimated present value of the net cash flows received for the External Services, over the estimated dollar-averaged life of the related investment management, advisory or consulting contract, as well as comparable public market transactions or valuations, when available. The net cash flows utilized in the valuation of the Investment Manager exclude any revenues and expenses from related parties (including the Company), but include the revenues attributable to External Services, and are reduced by an estimated allocation of costs related to providing such External Services. See Note D to the consolidated financial statements in the Registration Statement for a more detailed discussion.

Capital Resources, page 66

Please provide us with copies of all agreements entered into by Main Street in connection with the “Credit Facility.”

Response: The Company advises the Staff that all such agreements have been filed as Exhibits (k)(3) through (k)(13) to the Registration Statement.

Off-Balance Sheet Arrangements, page 68

Please describe the “two capital commitments that had not been fully called” and the “off-balance sheet risk” they represent.

Response:  The Company advises the Staff that the two capital commitments that had not been fully called are equity commitments by the Company in limited partnerships, where the unfunded portion of the equity commitment is subject to a call by the general partner.  As disclosed in the Registration Statement, these instruments involve elements of liquidity risk, as noted in the disclosure, in excess of the amount recognized on the balance sheet.  If unfunded, the commitments do not appear on the balance sheet.

Contractual Obligations, page 68

1.              Main Street has entered into a “support services agreement” with the Investment Manager.  Under this agreement the Investment Manager is “reimbursed for its excess cash expenses associated with providing investment management and other services to [Main Street] and its subsidiaries, as well as third parties.”  Please provide us with a copy of the support services agreement.  Please clarify whether any of the “third parties” referred to are portfolio companies of Main Street.

Response:  The Company advises the Staff that it has filed the support services agreement with the Investment Manager as Exhibit (k)(14) to the Registration Statement.  The Company confirms that “third parties” does not refer to any portfolio companies.

2.              Please disclose any other arrangements whereby the Investment Manager furnishes services to Main Street, the “Funds” and/or the “Taxable Subsidiaries.”

Response:  The Company advises the Staff that there are no other arrangements whereby the Investment Manager furnishes services to the Company, the Funds and/or the Taxable Subsidiaries.

Determination of Net Asset Value and Portfolio Valuation Process, page 80

1.              The disclosure throughout the prospectus states that, in arriving at estimates of “fair value,” Main Street “consults” with a “nationally recognized independent advisor.” Please explain the nature of this process and the nature of this firm.  Please identify the firm being used currently by Main Street.

Response:  The nationally recognized independent advisor analyzes and provides observations and recommendations regarding the Company’s determinations of the fair value of its LMM portfolio companies. The nationally recognized independent advisor that the Company currently consults is Deloitte Financial Advisory Services LLP.

2.              The disclosure states that “we may determine that it is not cost-effective, and as a result is not in our stockholders best interests, to consult with the nationally recognized independent advisor on one or more LMM portfolio companies.”  Please explain this statement. In what circumstances would it not be “cost effective” and in the best interests of shareholders to “consult” with a valuation expert when fair valuing investments meeting the description of an “LLM portfolio company.”   In any case, such determinations are for the Board to make — not Main Street.  Please revise the disclosure.

Response:  The Company advises the Staff that it may determine that it is not cost-effective, and as a result is not in its stockholders’ best interest, to consult with the nationally recognized independent advisor on one or more LMM portfolio companies. Such instances include, but are not limited to, situations where the fair value of the Company’s investment in an LMM portfolio company is determined to be insignificant relative to the total investment portfolio.  The Board has delegated to management the authority to determine which, if any, investments would not be cost-effective to consult with the independent advisor, and the Board monitors and approves such decisions quarterly in connection with its approval of the quarterly valuations.

The Company advises the Staff that, because the Board makes valuation determinations on behalf of the Company, it references the Company and Board interchangeably in the discussion of the valuation process. The Company believes that the Board’s role in the valuation process is adequately disclosed.  Accordingly, the Company does not believe changes to the disclosure are necessary.

3.              The disclosure appears to indicate that Main Street does not “consult” with the “nationally recognized independent advisor” when it fair values its “Middle Market portfolio investments.” Please disclose why the Board does not use the “nationally recognized independent advisor” to assist it with the valuation of every security that would be classified as a “Level 3” asset under FASB Accounting Standards Codification Topic 820.

Response:  The Company advises the Staff that the independent valuation firm is currently consulted regarding Level 3 LMM securities only. The Company has historically had a small number of Level 3 Middle Market investments, and these investments have certain market data available unlike the Company’s LMM securities.  The Company, in consultation with the Board, has determined that it would not be cost-effective to consult with the nationally recognized independent advisor with respect to these investments given the market data available to the Company to facilitate the valuation process.  However, the Company and the Board are constantly monitoring this process and evaluating whether any changes are necessary.

4.              Please disclose whether the Board approves the methodology of the “nationally recognized independent advisor” and reviews regularly the accuracy of its methodology, as required by Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response:  The Company confirms that the audit committee of the Company’s Board generally oversees the appointment of any valuation advisor and periodically evaluates the performance and methodologies of any such valuation advisor.

Annual Cash Bonuses, page 111

The disclosure states that “[b]onus opportunities for the [Named Executive Officers] are determined by the Compensation Committee on a discretionary basis and are based on performance criteria, particularly ... corporate and individual performance goals and measures, set by the Committee with the Chief Executive Officer’s Input.”  Please explain to us why it is not a conflict of interest for the CEO to have “input” in determining his own performance criteria?  Please define the term “input.”  For example, is the CEO setting performance goals?

Response:  The Company advises the Staff that the CEO does not have any input with respect to the determination of his own performance criteria. The disclosure regarding the CEO’s performance criteria has been revised accordingly.

Determination of Annual Cash Incentive Bonus, page 114

Please describe with specificity the criteria on which the cash bonuses are based, for example, whether (and, if so, how) compensation is based on Main Street’s pre-or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in Main Street’s portfolio.  For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured. See Item 21.2. of Form N-2.

Response:  The Company advises the Staff that, as set forth on page 113 of the Registration Statement, the performance goals used for determining the cash bonuses for NEOs include, among other things: (i) achievement of corporate objectives, particularly those related to the maintenance and growth of dividends and preservation of capital through maintenance and growth of net asset value per share; (ii) individual performance and achievement of individual goals, as well as the contribution to corporate objectives; (iii) maintaining liquidity and capital flexibility to accomplish the Company’s business objectives; (iv) maintaining the highest ethical standards, internal controls and adherence to regulatory requirements; and (v) appropriate and planned development of personnel.  However, as stated in the Registration Statement, the compensation committee of the Board makes the final determination with respect to cash bonuses to be paid in its sole discretion.

Certain Relationships and Related Transactions, page 119

The disclosure states that “during the year ended December 31, 2011, one of our wholly owned subsidiaries, [Investment Manager] received $2.5 million from MSC II for providing investment advisory services to MSC II.”  Is MSC II registered under the 1940 Act, such that these investment advisory services must be provided under a written agreement subject to the requirements of Section 15 of the 1940 Act?  Please furnish us with copies of any agreements under which the Investment Manager provides services to the MSC II.

Response: The Company advises the Staff that the requested investment advisory agreement has been filed as Exhibit (g)(1) to the Registration Statement. MSC II relies on the exception contained in Section 3(c)(7) of the 1940 Act from the definition of “investment company” set forth in Section 3(a) of the 1940 Act. As a result, MSC II is not, nor is it required to be, registered as an investment company or regulated as business development company under the 1940 Act.

Control Share Acquisitions, page 133

The disclosure states that “we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our [emphasis supplied] best interests and if the staff of the SEC does not object [emphasis supplied] to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.”  It is the published position of the staff that the Maryland Control Share Acquisition Act is inconsistent with the wording of, and purposes underlying, Section 18(1), specifically, and of the 1940 Act generally. See Boulder Total Return Fund, Inc. (November 15, 2010).  Please clarify the disclosure by stating that Main Street will not opt into the Control Share Act without a formal determination of the Board that doing so would be in the best interests of the stockholders and without the express approval of the staff.

Response:  The Company advises the Staff that, as disclosed on page 134 of the Registration Statement, the Company will not amend its bylaws to be subject to the Maryland State Control Share Act without obtaining the express approval of the Staff.

Description Of Our Units, page 155

The “general description of the terms of the units” is incomplete and vague.  Please provide a legal analysis discussing why an offering of units is consistent with the protections of the 1940 Act based on a specific description of how and why the “units” are being offered.  This analysis should include how the individual securities in the unit will be valued and whether the interests of existing common shareholders could be diluted by the issuance of Main Street’s securities in units.  In addition, please disclose that Main Street will only make an offering of units by means of a post-effective amendment to the current registration statement that requires acceleration by the staff.

Response:  The Company undertakes to provide greater specificity on the terms of any units through a prospectus supplement if and when it issues such units and respectfully refrains from including such details in the prospectus. Such details are not yet known or reasonably determinable, nor is such preliminary disclosure a market practice of other business development companies with universal shelf registration statements and, therefore, any such details may be inaccurate, misleading or confusing to investors.

The Company believes that the ability to issue units provides the opportunity to adapt to changing market conditions by providing diversified investment opportunities to investors. Further, the ability to issue units in addition to unit components may provide certain tax benefits to investors. Due to varied market conditions, governmental actions and legal reform, the Company would like the ability to issue units in case such an issuance would provide benefits to investors and is in the best interest of the Company. The Company undertakes to describe the particular benefits of an issuance of units in a prospectus supplement at the time of such issuance.

Set forth below is a discussion of how an offering of units in a variety of circumstances will remain consistent with the protections of the 1940 Act.  In all cases, any issuance of units by the Company will comply with (i) Section 23(b) of the 1940 Act (which is made applicable to business development companies by Section 63 of the 1940 Act), which, subject to the circumstances set forth in Section 63(2)(A) of the 1940 Act, prohibits a business development company from selling shares of its common stock below the net asset value thereof; (ii) Section 61 of the 1940 Act, which contains certain requirements that business development company must observe in connection with the issue of derivative securities, including warrants to acquire common stock and other securities convertible into common stock; and (iii) Section 18 of the 1940 Act (which is made applicable to business development companies by Section 61 of the 1940 Act), which, among other things, limits the ability of business development companies to issue senior securities (i.e., preferred stock and debt).

Thus, if a unit includes a share of common stock, the public offering price for the unit will reflect a price per share of common stock that equals or exceeds the then current net asset value per share of the Company’s common stock, unless the Company has the ability to sell shares of its common stock below the then current net asset value thereof in accordance with Section 63(2)(A) of the 1940 Act.  If a unit includes a warrant or other convertible security to acquire a voting security, the Company will ensure that the provisions of Section 61 of the 1940 Act, including that the warrants or convertible securities expire by their terms within ten years and the exercise price or conversion price thereof is not less than the market value of the Company’s common stock on the date of issuance, are satisfied in connection therewith.  If a unit includes a debt security, the Company will ensure that the asset coverage test set forth in Section 18 of the 1940 Act and other applicable provisions described therein are satisfied in connection therewith.

In light of the foregoing, the Company does not believe that the requested undertaking is necessary or appropriate.

Financial Statements

Financial Highlights, page F-54

The character of distributions to shareholders should be reflected in the financial highlights. Refer to the AICPA Audit Guide of Investment Companies, AAG7.149, which states that “details of distributions should conform to those shown in the statement of changes in net assets”.

Response:  The Company will comply with this comment on an annual basis beginning with its financial statements for the fiscal year ended December 31, 2012.

General

1.              Please inform us whether the officers, directors, and beneficial owners of more than 10% of Main Street’s securities have filed the ownership reports (Forms 3,4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response: The Company advises the Staff that, to the best of its knowledge, officers, directors and beneficial owners of more than 10% of the Company’s securities have filed the ownership reports on Forms 3, 4 and 5 required by Section 16(a) of the Securities Exchange Act of 1934.

2.              Please inform us whether FINRA has reviewed the underwriting terms and arrangements of the offering.

Response:  The Company informs the Staff on a supplemental basis that it has not yet engaged any underwriters in connection with any contemplated offerings under its Registration Statement. Subsequent to effectiveness of the Registration Statement, the Company confirms to the Staff that, to the extent that the Company determines to engage a FINRA member to act as an underwriter in connection with a “takedown” from the shelf registration statement, such FINRA member will be required to obtain a “no-objections” letter from the FINRA with respect to the proposed underwriting terms and arrangements prior to participating in the shelf “takedown.”

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Jason B. Beauvais, the Company’s General Counsel, at (713) 350-6043.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas